Exhibit 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

Announcement on the Resolutions of the Fourteenth Meeting of the Fifth Session of the

Board of Directors of China Life Insurance Company Limited

The fourteenth meeting (the “Meeting”) of the fifth session of the Board of Directors (the “Board”) of China Life Insurance Company Limited (the “Company”) was held on August 24, 2017 at the conference room located at A18 of China Life Plaza, Beijing. The directors were notified of the Meeting by way of a written notice dated August 9, 2017. All of the Company’s eleven directors attended the Meeting. The following directors attended the meeting in person: Yang Mingsheng, chairman and executive director of the Company, Lin Dairen, Xu Hengping and Xu Haifeng, executive directors of the Company, Wang Sidong, Liu Huimin and Yin Zhaojun, non-executive directors of the Company, and Robinson Drake Pike, Tang Xin and Leung Oi-Sie Elsie, independent non-executive directors of the Company. Chang Tso Tung, Stephen, independent non-executive director of the Company attended the Meeting by means of telecommunication. Supervisors and members of the management of the Company also attended the Meeting as non-voting delegates. The time, venue of the Meeting and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China and the provisions under relevant laws, administrative regulations, departmental rules, Articles of Association and Rules of Procedures for the Board of Directors of the Company.

The Meeting was presided over by Chairman Yang Mingsheng. The directors who attended the Meeting unanimously passed the following resolutions after sufficient review and discussion:

1.	The Proposal regarding Nominating Mr. Zhao Peng as Assistant to the President of the Company

The independent directors gave their independent opinions and agreed on this proposal. Please refer to the annex of this announcement for biographical details of Mr. Zhao Peng.

Voting result: 11 for, 0 against, with no abstention

2.	The Proposal regarding Nominating Mr. Zhan Zhong as the Marketing Director of the Company

The independent directors gave their independent opinions and agreed on this proposal. Please refer to the annex of this announcement for biographical details of Mr. Zhan Zhong.

Voting result: 11 for, 0 against, with no abstention

Commission File Number 001-31914

3.	The Proposal regarding Nominating Ms. Zhang Jun as the Person in charge of the Company’s Audit Matters

The independent directors gave their independent opinions and agreed on this proposal. Please refer to the annex of this announcement for biographical details of Ms. Zhang Jun.

Voting result: 11 for, 0 against, with no abstention

4.	The Proposal regarding the Interim Financial Reports for the First Half of 2017

The Board passed the Proposal regarding the Interim Financial Reports for the First Half of 2017, which includes the financial statements for the first half of 2017 prepared in accordance with PRC GAAP, the financial statements for the first half of 2017 prepared in accordance with IFRS, and the report on changes in accounting estimates for the first half of 2017. The independent directors gave their independent opinions and agreed on changes in the accounting estimates for the first half of 2017. Please refer to a separate announcement filed on the same date of this announcement for further details with respect to the changes in accounting estimates.

Voting result: 11 for, 0 against, with no abstention

5.	The Proposal regarding the A Share Interim Report for the First Half of 2017 and the H Shares Interim Report for the First Half of 2017

Voting result: 11 for, 0 against, with no abstention

6.	The Proposal regarding the Compensation of the Company’s Directors and Supervisors for the Year of 2016

The independent directors gave their independent opinions and agreed on the proposal. The Board agrees to submit this proposal to the shareholders meeting for approval.

Voting result: 11 for, 0 against, with no abstention

7.	The Proposal regarding the Compensation of the Company’s Senior Management Personnel for the Year of 2016

The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 11 for, 0 against, with no abstention

8.	The Proposal regarding Nominating Mr. Yuan Changqing as the Candidate for Non-executive Director of the Fifth Session of the Board

The independent directors gave their independent opinions and agreed on this proposal. The Board agreed to submit this proposal to the shareholders meeting for approval. Please refer to the annex of this announcement for biographical details of Mr. Yuan Changqing.

Voting result: 11 for, 0 against, with no abstention

9.	The Proposal regarding Adjusting the Composition of the Special Committee of the Fifth Session of the Board.

Voting result: 11 for, 0 against, with no abstention

Commission File Number 001-31914

10.	The Proposal regarding the Performance Evaluation Results of the Company’s Senior Management Personnel for the Year of 2016

Voting result: 11 for, 0 against, with no abstention

11.	The Proposal regarding the 2017 Interim Solvency Report of the Company

Voting result: 11 for, 0 against, with no abstention

12.	The Proposal regarding the Signing of the Memorandum of the Unified Purchase of Property Insurance with China Life Property and Casualty Insurance Company Limited

This transaction constitutes a major related party transaction under the rules of the CIRC . Affiliated directors, including Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Wang Sidong, Mr. Liu Huimin and Mr. Yin Zhaojun, abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal.

Voting result: 6 for, 0 against, with no abstention

13.	The Proposal regarding the Company’s Investment in Project Jin Hou

Affiliated directors, including Mr. Yang Mingsheng, Mr. Wang Sidong, Mr. Liu Huimin and Mr. Yin Zhaojun abstained from voting on this proposal. The independent directors gave their independent opinions and agreed on the proposal. Please refer to a separate announcement filed on the same date of this announcement for further details.

Voting result: 7 for, 0 against, with no abstention

14.	The Proposal regarding the Task Performance and Evaluation Results for the Year of 2016

Voting result: 11 for, 0 against, with no abstention

15.	The Proposal regarding Revising the Administration Measures for Compliance Matters of the Company

Voting result: 11 for, 0 against, with no abstention

16.	The Proposal regarding the Company’s Internal Audit Work of the First Half of 2017

Voting result: 11 for, 0 against, with no abstention

Board of Directors of China Life Insurance Company Limited

August 24, 2017

Commission File Number 001-31914

ANNEX I

Biography of Mr. Zhao Peng

Mr. Zhao Peng, born in April 1972, has been the General Manager of the Company’s Zhejiang Branch since January 2015. From 2014 to 2015, he had successively served as the Deputy General Manager (general manager level of provincial branches) and the Head of the Company’s Zhejiang Branch. From 2003 to 2014, he has successively hold various positions in China Life Insurance (Group) Company, including the Director of Capital Management Division and the Assistant to General Manager (holding concurrent post of the Director of Capital Management Division) of the Finance Department, the Assistant to General Manager, the Deputy General Manager and the Manager of the Finance and Accounting Department, and the General Manager of the Finance Department. From 1995 to 2003, he served at different positions in China Life Insurance Company, including the Staff Member of the Capital Divisions of the Planning and Finance Department, the Staff Member of the Financial Management Department, and the Deputy Director and the Director of the Capital Division. Mr. Zhao Peng graduated from Hunan University of Finance and Economics in July 1995 with a Bachelor’s Degree in Economics, majoring in Actuarial Science. In June 2002, Mr. Zhao graduated from the Central University of Finance and Economics with a Master’s Degree in Economics, majoring in Finance. In January 2007, he graduated from Tsinghua University with a Master’s Degree in Business Administration, majoring in Business Administration.

Commission File Number 001-31914

ANNEX II

Biography of Mr. Zhan Zhong

Mr. Zhan Zhong, born in April 1968, has been the General Manager of the Individual Insurance Division of the Company (general manager level of provincial branches) since July 2014. Mr. Zhan served as the Deputy General Manager (responsible for daily operations) and the General Manager of the Company’s Qinghai branch from 2013 to 2014. From 2009 to 2013, Mr. Zhan had successively served as the Deputy General Manager (responsible for daily operations) and the General Manager of the Individual Insurance Division of the Company. From 2005 to 2009, he had successively served as the General Manager of the Individual Insurance Division of the Company’s Guangdong Branch and the Assistant to the General Manager of the Company’s Guangdong Branch. From 1996 to 2005, he had successively served as the Marketing Director of Chengdu High-tech Sub-branch of the Zhongbao Life Insurance Company and the Assistant to the Manager and the Manager of the Marketing Department of Chengdu Branch, and the Deputy General Manager of Chengdu Branch of Taikang Life Insurance Company. Mr. Zhan graduated from Kunming Institute of Technology in July 1989 with a Bachelor’s Degree in Engineering, majoring in Industrial Electric Automation.

Commission File Number 001-31914

ANNEX III

Biography of Ms. Zhang Jun

Ms. Zhang Jun, born in February 1959, has served as the as the General Manager of the Company’s Audit Department since May 2013. From 2006 to 2013, she had successively served as the Deputy General Manager of the Internal Control and Compliance Department and the Deputy General Manager of the Internal Control and Risk Management Department of the Company, and the Secretary to the Discipline Inspection Committee and Director of Trade Union (general manager level of headquarters department) and the General Manager of the Internal Control and Risk Management Department of the Company’s Hubei Branch. From 2001 to 2006, she served as the Deputy Director of the Policy Division of the Inspection Department of China Life Insurance Company, and the Deputy Director and the Manager of the Policy Division of the Audit Department and the Manager of the Compliance Operation Division of the Internal Control and Compliance Department of the Company. From 1990 to 2001, she served as the Deputy Principal Staff Member and the Principal Staff Member of the National Debts Division of the Hubei Provincial Department of Finance, the Principal Staff Member of the Accounting Division of the Service Center of the Finance Department, Chief Financial Officer of the Finance and Accounting Department of Zhongbao Trust Investment Company. Ms. Zhang graduated from the Correspondence Institute of the Central Party School in December 2003, majoring in Economics and Management.

Commission File Number 001-31914

ANNEX IV

Biography of Mr. Yuan Changqing

Mr. Yuan Changqing, born in 1961, is the Vice Chairman, President and Deputy Secretary to the Party Committee of China Life Insurance (Group) Company. Mr. Yuan served as the Chairman of the Supervisory Committee and the Deputy Secretary to the Party Committee of Agricultural Bank of China Limited from April 2015 to May 2017. He served as the Deputy General Manager and the Secretary to the Discipline Inspection Committee of China Everbright Group Corporation Limited from November 2014 to April 2015, the Secretary to the Discipline Inspection Committee of China Everbright Group Limited from December 2008 to August 2012, and an Executive Director, the Deputy General Manager and the Secretary to the Discipline Inspection Committee of China Everbright Group Limited from August 2012 to November 2014, during which he concurrently acted as the Chairman of Everbright Securities Company Limited. During the period from 1995 to 2008, he served as the Vice President, President and Secretary to the Party Committee of Xinjiang Branch, the President and Secretary to the Party Committee of Henan Branch, and the Director of the Organization Department of the Party Committee and the General Manager of the Human Resources Department of the head office of Industrial and Commercial Bank of China Limited. During the period from 1981 to 1995, he held various professional and management positions in branch offices of the People’s Bank of China and Industrial and Commercial Bank of China. Mr. Yuan Changqing, a senior economist, graduated from the University of Hong Kong, majoring in International Business Administration with a Master’s Degree in Business Administration.